ROYALTY AGREEMENT

This Royalty Agreement (the “Agreement”), dated as of September 29, 2009 (“Effective Date”), is by and between Resorbable Orthopedic Products, LLC, a New Jersey limited liability company (the “Company”), and RSI-ACQ Acquisition, LLC, a Texas limited liability company (“RSI-ACQ”), in connection with that certain Asset Purchase Agreement dated as of the date hereof (the “Asset Purchase Agreement”), by and among the Company, RSI-ACQ, and Wound Management Technologies, Inc., a Texas corporation (“WMT”). Capitalized terms used, but not defined in this Agreement, shall have the respective meanings given such terms in the Asset Purchase Agreement.

BACKGROUND:

A.     Simultaneously with the execution of this Agreement, RSI-ACQ will acquire substantially all of the assets of the Company pursuant to the terms of the Asset Purchase Agreement, and this Agreement is a component of the Purchase Price for the Assets.

AGREEMENTS:

NOW, THEREFORE, in consideration of the premises, covenants, and obligations provided in this Agreement, the Parties agree as follows:

1.     Definitions.

1.1     “Affiliate” means any legal entity directly or indirectly controlling, controlled by, or under common control with a party. For purposes of this Agreement, “control” means the direct or indirect ownership of more than fifty percent (50%) of the outstanding voting securities of a legal entity, or the right to receive more than fifty percent (50%) of the profits or earnings of a legal entity, or the right to direct the policy decisions of a legal entity.

1.2     “Net Revenues” means the gross amounts received from third parties in connection with the sale, use, sublicense or other disposition of a Patented Product anywhere in the world, less (a) any allowances actually made and taken for returns, (b) shipping, packaging (excluding usual packaging of the product), and insurance costs actually paid; (c) cash discounts and promotional allowances actually allowed in amounts and for purposes customary in the trade; and (d) import, export, excise, value added, sales, use, and excise taxes, shipping charges, and tariffs and custom duties incurred in connection with any such sale, use or other disposition.

1.3     “Related Intellectual Property” means patent rights (including the right to apply therefor), patent applications (including the right to claim priority under applicable international conventions) and all patents issuing thereon, industrial property rights, inventions (whether or not patentable), together with all utility and design, know how, specifications, mask work rights, trade secrets, moral rights, author's rights, algorithms, rights in packaging, goodwill, and other intellectual and industrial property rights, as may now exist, related to the Patent and all renewals and extensions thereof, and any derivative patents, regardless of whether any of such rights arise under the laws of the United States or of any other state, country or jurisdiction.

1.4     “Patent” means U.S. Patent No. 7,074,425, Hemostatic Compositions and Methods.

1.5    “Patented Products” means any product licensed, leased, sold, used or otherwise distributed or commercialized by RSI-ACQ or any of its Affiliates (including, without limitation, WMT), that is developed with or otherwise utilizes any of the inventions disclosed or is covered by any claim in the Patent or any Related Intellectual Property.

2.     Royalties.

2.1     In consideration of the sale and transfer of the Assets to RSI-ACQ under the Asset Purchase Agreement, RSI-ACQ will pay to the Company a royalty of eight percent (8%) of the Net Revenues.

2.2    In the event a Patented Product is sold or otherwise disposed of in combination with other apparatus or products, or in any other combination, and the Patented Product is not sold or otherwise disposed of separately and no list price exists for the Patented Product, the Net Revenues of the Patented Product shall be determined by multiplying the aggregate selling price of the combination by a fraction the numerator of which shall be the cash consideration RSI-ACQ or any of its Affiliates would realize from an unaffiliated buyer of the Patented Product in an arm’s length sale of a substantially similar item sold at the same time and place and in the same quantity (“Fair Market Value”) and the denominator of which shall be the actual cost for the total combination, as determined by generally accepted accounting principals consistently applied, in the quarter of the sale. In the event that both the Patented Product and the product have separate list prices but are being sold or otherwise disposed of at a combination price which is less than the total of the separate list prices, then the Net Revenues of the Patented Product shall be determined by multiplying the invoice price charged for the combination by a fraction, the numerator of which is the list price of the Patented Product and denominator of which is the sum of the list prices of the Patented Product and such other products.

2.3   In the event that Patented Products are transferred to Affiliates or other end users or distributors for non-cash consideration or where no Net Revenues are generated, for purposes of determining royalties under this Agreement, Net Revenues of such Patented Products shall be valued by determining the Fair Market Value of the patented Product at the time of transfer. As used herein, the term “otherwise disposed of” or “”other disposition” means any Patented Product not sold but delivered by RSI-ACQ or an Affiliate to a third party, regardless of the compensation paid to RSI-ACQ or such Affiliate, if any. A Patented Product will be considered sold or otherwise disposed of on the date it is shipped or invoiced, whichever is earlier.

2.4   Royalties will accrue at the time RSI-ACQ or any of its Affiliates (including, without limitation, WMT) receives any Net Revenues and will be due and payable by RSI-ACQ to a designated representative of the Company (“Representative”) on a calendar quarterly basis, on or before the last business day of the month following each calendar quarter in which such amounts are received during the term of this Agreement. Together with such royalty payment, RSI-ACQ will also provide the Representative with a report detailing all sales or other disposition of Patented Products for the immediately preceding calendar quarter and the calculations used to arrive at those amounts. RSI-ACQ shall provide the Representative with a statement even if no royalties accrued during the applicable quarter.

2.5   All amounts payable to the Company under this Royalty Agreement shall be payable in United States currency. With respect to Net Revenues received in currencies other than U.S. Dollars, all amounts shall be converted into U.S. Dollars in accordance with U.S. generally accepted accounting principles, consistently applied, and reported in U.S. Dollars.

2.6   All past due royalties will accrue interest at the lesser of (a) one and one-half percent (1 1/2%) per month, or (b) the maximum rate permitted by applicable law, in each case, from the date due until fully paid.

2.7   RSI-ACQ will permit the Company, once per year, to audit RSI-ACQ’s books and records related to Patented Product sales, at reasonable times and with reasonable notice, for the purpose of verifying RSI-ACQ’s adherence to the terms and conditions of this Agreement. Any audit requested by the Company will be conducted during RSI-ACQ’s regular business hours, will comply with RSI-ACQ’s normal security procedures, and will not unreasonably interfere with RSI-ACQ’s business operations. All out-of-pocket costs associated with an audit will be paid by the Company, unless the audit discovers (a) that RSI-ACQ is violating the terms and restrictions of the licenses granted in this Agreement; or (b) a discrepancy of five percent (5%) or more in the royalties reported to the Company, in which case all out-of-pocket costs will be paid by RSI-ACQ.

3.     Termination.

3.1     The term of this Agreement is perpetual.

4.     Disclaimer Of Warranties; Limitation of Liabilities.

4.1     NEITHER RSI-ACQ OR THE COMPANY MAKES ANY WARRANTIES WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT OTHER THAN AS EXPRESSLY SET FORTH HEREIN AND EACH PARTY EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE.

4.2    IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY THIRD PARTY FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES (INCLUDING LOSS OF INCOME, PROFITS OR GOODWILL) ARISING UNDER OR IN RELATION TO THIS AGREEMENT WHETHER BASED ON AN ACTION OR CLAIM IN CONTRACT, EQUITY, NEGLIGENCE, INTENDED CONDUCT, TORT OR OTHERWISE AND EACH PARTY HEREBY WAIVES ANY CLAIMS WITH RESPECT THERETO.

5.     General Provisions.

5.1     This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party to this Agreement may assign any of its rights and obligations hereunder, without the prior written consent of all of the other parties. Notwithstanding the forgoing, RSI-ACQ may assign this Agreement as part of a merger, sale of all or substantially all of its assets, or if it is incorporated into another entity.

5.2     Nothing in this Agreement shall preclude a party from seeking equitable or injunctive relief from a court on an emergency, temporary or expedited basis prior to the pendency of a litigation proceeding.

5.3     This Agreement will be construed, governed, interpreted, and applied in accordance with the laws of the State of New York, without regard to its choice of laws principles.

5.4     This Agreement constitutes the entire understanding of the parties with respect to the subject matter set forth in this Agreement and supersedes any and all prior agreements, written and oral, with respect to the same. No change, amendment, waiver or modification of any provision of this Agreement will be valid unless set forth in a written instrument executed by the parties.

5.5     This Agreement may be executed in multiple counterparts, each of which will be considered an original and all of which together will constitute one agreement.

5.6    The failure of any party to exercise any right or remedy provided for herein, or to insist upon compliance with any term or condition herein, will not be deemed a waiver of any right or remedy hereunder. Nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

5.7     This Agreement does not constitute any party an agent, legal representative, joint venturer, partner or employee of the other for any purpose whatsoever and no party is in any way authorized to make any contract, agreement, warranty or representation or to create any obligation, express or implied, on behalf of any other party.

5.8     Each provision of this Agreement will be considered severable and if, for any reason, any provision hereof is determined to be invalid and contrary to, or in conflict with, any existing or future law or regulation by any court or agency having valid jurisdiction, such provision will be given the maximum permissible effect, such invalidity or illegality will not impair the operation or affect the remaining provisions of this Agreement, such remaining provisions will continue to be given full force and effect and bind the parties, and such invalid provisions will be deemed not to be a part of this Agreement to the extent they are invalid.

5.9     All headings and subheadings are provided for convenience only and will have no interpretive or substantive effect on the provisions of this Agreement.

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The parties’ authorized representatives have executed this Agreement as of the date first above written.

RESORBABLE ORTHOPEDICS, LLC	RSI-ACQ ACQUISITION, LLC

By: /s/ Nels Lauritzen	/s/ Scott A. Haire
Name: Nels Lauritzen	Scott A. Haire,
Title: Manager	Manager

By: /s/ Barry Constantine
Name: Barry Constantine
Title: Manager